Exhibit 99.2

MANAGEMENT
DISCUSSION & ANALYSIS

For the six-month period ended June 30, 2024

TABLE OF CONTENTS1

PREAMBLE3

PERIOD COVERED3

FORWARD-LOOKING STATEMENTS3

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS5

MARKET AND INDUSTRY DATA5

THE COMPANY6

CORPORATE STRUCTURE6

VALUE PROPOSITION6

HIGHLIGHTS7

BUSINESS LINES7

MATAWINIE MINE PROJECT8

Matawinie Mine Demonstration Plant (Phase 1)8

Matawinie Mine (Phase 2)8

BÉCANCOUR BATTERY MATERIAL PLANT PROJECT9

Battery Material Demonstration Plants9

Bécancour Battery Material Plant9

UATNAN MINING PROJECT10

COMMERCIAL STRATEGY10

SALES10

PARTNERSHIPS, RESEARCH AND DEVELOPMENT10

MARKET UPDATE10

RESPONSIBILITIES11

GOVERNANCE11

LEADERSHIP11

RISKS11

FINANCING11

QUARTERLY RESULTS13

SECOND QUARTER AND HALF YEAR RESULTS14

EXPLORATION AND EVALUATION EXPENSES14

BATTERY MATERIAL PLANT PROJECT EXPENSES15

GENERAL AND ADMINISTRATIVE EXPENSES16

NET FINANCIAL COSTS16

Management Discussion and Analysis	1

LIQUIDITY AND FUNDING16

OPERATING ACTIVITIES17

INVESTING ACTIVITIES18

FINANCING ACTIVITIES18

ADDITIONAL INFORMATION18

RELATED PARTY TRANSACTIONS18

OFF-BALANCE SHEET TRANSACTIONS18

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS18

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT18

CONTRACTUAL OBLIGATIONS AND COMMITMENTS18

CAPITAL STRUCTURE19

SUBSEQUENT EVENTS TO June 30, 202419

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE19

Management Discussion and Analysis	2

PREAMBLE

This Management Discussion and Analysis (“MD&A”) dated August 14, 2024, has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (the “Company” or “NMG”).

This MD&A should be read in conjunction with the Company’s condensed consolidated interim unaudited financial statements for the six-month period ended June 30, 2024, and the consolidated audited financial statements for the years ended December 31, 2023, and December 31, 2022, and related notes. The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as published by the International Accounting Standards Board (“IASB”). All monetary amounts included in this MD&A are expressed in thousands of Canadian dollars (“CAD”), the Company’s reporting and functional currency, unless otherwise noted.

PERIOD COVERED

This MD&A report is for the six-month period ended June 30, 2024, with additional information up to August 14, 2024.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), which relate to future events or future performance and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the intended construction and commissioning of the Matawinie Mine Project (as defined herein), and the Bécancour Battery Material Plant Project (as defined herein), the intended development of the Matawinie Mine property, the intended development of the Uatnan Mining Project (as defined herein), the intended execution strategy of the Company’s projected development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, the possibility that the powerline may or may not be  operational in due time for the Matawinie Mine Project commissioning phase, the economic performance and product development efforts, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including the completion of the FID (as defined herein), the ability to achieve the Company’s environmental, social and governance (“ESG”) initiatives, the execution of agreements with First Nations, communities and key stakeholders, the Company’s ability to provide high-performing and reliable advanced materials while promoting sustainability and supply chain traceability, the Company’s ability to establish a local, carbon-neutral, and traceable turnkey supply of graphite-based advanced materials for the Western World, the Company’s electrification strategy and its intended results, market trends, the consumers demand for components in lithium-ion batteries for EVs (as defined herein) and energy storage solutions, the Company’s competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, the results of the integrated feasibility study, preliminary economic assessment for the Uatnan Mining Project and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Company are or involve forward looking-statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Company as at the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the actual results of current

Management Discussion and Analysis	3

development, engineering and planning activities, access to capital and future prices of graphite, new mining operation inherent risks, development activities inherent risks, the uncertainty of processing the Company’s technology on a commercial basis and those factors discussed in the section entitled “Risk Factors” in Company’s most recent annual information form. Forward-looking statements in this MD&A contain, among other things, disclosure regarding: the Company’s development activities and production plans, including the operation of the shaping demonstration plant, the purification demonstration plant, the coating demonstration plant and the concentrator demonstration plant; the construction and commissioning, as applicable, of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; the development of the Uatnan Mining Project, the corporate development and strategy of the Company; the impact of global economic conditions and unforeseen events on the Company’s business and operation, the estimates of mineral resources and mineral reserves; the Company’s green and sustainable lithium-ion active anode material initiatives; the government regulation of mining operations, environmental regulation and compliance; the realization of the expected economics of the construction and operation of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including the Company’s projected capital and operating expenditures; the ability to obtain sufficient financing and the permitting required for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; and business opportunities that become available to, or are pursued by the Company.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices for graphite products; the speculative nature of development; changes in mineral production performance and increase in costs, exploitation, exploration and new mines’ start-up successes; the risk that exploration data may be incomplete and additional work may be required to complete further evaluation, including but not limited to drilling, engineering, and socioeconomic studies and investment; the impact of the inflation of the Company’s planned exploration and development activities, the timing of the receipt of necessary regulatory and governmental permits and approvals for the Matawinie Mine Project and Bécancour Battery Material Plant Project; the availability of financing for the Company’s development of its properties and construction of its facilities and installations on reasonable terms; the possibility that the Company may incur additional debt; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; increased costs, delays, suspensions and technical challenges associated with the development, construction and commissioning of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; the good standing of the Company’s title and claims on its properties; the ability to attract and retain skilled staff and maintain positive relationships with the staff; the risk of relying on consultants; development and production timetables; competition and market risks; pricing pressures; the accuracy of the Company’s mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) as well as the geological, operational and price assumptions on which they are based; the volatile nature of the share price of a resources company and public corporation obligations, currency fluctuations, the fact that certain business improvement initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; the fact that certain of the initiatives described in this MD&A, are still in the early stages and may not materialize; business continuity and crisis management; and such other assumptions and factors as set out herein and in this MD&A.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update or revise any forward-looking statements that are included in this MD&A, whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Management Discussion and Analysis	4

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS

Scientific and technical information in this MD&A has been reviewed and approved by Eric Desaulniers, geo, President and CEO for NMG, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Further information about the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and Bécancour Battery Material Plant Integrated Graphite Projects”, effective July 6, 2022, and available on SEDAR+ and EDGAR (the “Feasibility Study”). Further information about the Uatnan Mining Project, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Report – PEA Report for the Uatnan Mining Project”, effective January 10, 2023, and available on SEDAR+ and EDGAR (the “PEA”).

Disclosure regarding Mineral Reserve and Mineral Resource estimates included herein were prepared in accordance with NI 43-101 and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to U.S. companies. Accordingly, information contained herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC reporting and disclosure requirements.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this MD&A was obtained from third-party sources and industry reports, publications, websites, and other publicly available information, as well as industry and other data prepared by the Company or on behalf of the Company based on its knowledge of the markets in which the Company operates, including information provided by suppliers, partners, customers and other industry participants.

The Company believes that the market and economic data presented throughout this MD&A is accurate as of the date of publication and, with respect to data prepared by the Company or on behalf of the Company, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this MD&A are not guaranteed and the Company does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecasted in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Company believes it to be reliable as of the date of publication, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey.

Management Discussion and Analysis	5

THE COMPANY

CORPORATE STRUCTURE

The Company was established on December 31, 2012, under the Canada Business Corporations Act. NMG’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange (“NYSE”), NOU on the TSX Venture Exchange (“TSXV”), and NM9A on the Frankfurt Stock Exchange.

The Company’s consolidated financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, the next twelve months.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and, accordingly, the appropriateness of the use of IFRS applicable to a going concern.

The Company’s ability to continue future operations and fund its development and acquisition activities is dependent on management’s ability to secure additional financing, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company. In recognition of these circumstances, the Company completed a private placement for aggregate gross proceeds of US$50 million, with General Motors Holding LLC (“GM”) and Panasonic Holdings Corporation (“Panasonic”) on February 28, 2024.

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

VALUE PROPOSITION

NMG is an integrated company developing responsible mining and advanced manufacturing operations to supply the global economy with carbon-neutral active anode material to power electric vehicles (“EV”) and renewable energy storage systems. The Company is developing a fully integrated ore-to-battery-material source of graphite-based active anode material in Québec, Canada. With enviable ESG standards and structuring partnerships with anchor customers, NMG is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Vision	Drive the transition to a decarbonized and just future through sustainable graphite-based solutions.
Mission	Provide the greenest advanced graphite materials with a carbon-neutral footprint for a sustainable world.
Values	Caring, responsibility, openness, integrity, and entrepreneurial spirit.

Management Discussion and Analysis	6

Based in Québec, Canada, the Company’s activities are focused on the planned Matawinie graphite mine and concentrator (the “Matawinie Mine”) and the planned commercial value-added graphite products transformation plant (the “Bécancour Battery Material Plant”), both of which are progressing concurrently towards commercial operations. NMG is also planning the development of the Uatnan mining project (the “Uatnan Mining Project”) as a subsequent expansion phase. Underpinning these projects are NMG’s world-class Matawinie and Lac Guéret graphite deposits, its proprietary technologies, and clean hydroelectricity powering its operations. The Company is developing what is projected to be North America’s first and largest fully integrated natural graphite production.

HIGHLIGHTS

»	Accelerated engineering of Phase-2 facilities to update the results of the Company’s integrated ore-to-anode-material feasibility study in view of the latest technological advancements, specific requirements from Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic, and GM (collectively, the “Anchor Customers”), capital expenditure (“CAPEX”) optimization, and other project planning developments, in preparation for the final investment decision (“FID”).
»	Preliminary work is ongoing at the Phase-2 Bécancour Battery Material Plant site in preparation for the launch of construction.
»	Approval by the regulatory body of the powerline path set to connect the Matawinie Mine to the hydropower network.
»	Progress on the development of zero-emission equipment for the Matawinie Mine by Caterpillar Inc. (“Caterpillar”) as a result of direct involvement from respective technical and mining teams informing an integrated solution tailored to NMG’s site.
»	Issuance of NMG’s 2023 ESG Report demonstrating continued progress in environmental stewardship, engagement with stakeholders and First Nations, climate action, and sound governance.
»	NMG was awarded a $500 research grant to advance the development of versatile next-generation active anode materials.
»	Closing of an aggregate US$37,500 private placement by strategic partner Mitsui & Co., Ltd. (“Mitsui”) and long-time investor Pallinghurst Bond Limited (“Pallinghurst”) to surrender and cancel their convertible notes.
»	Continued commercial engagement with tier1 battery and EVs manufacturers for the balance (approximately 15%) of the Phase-2 Bécancour Battery Material Plant active anode material production.
»	Favorable market conditions exemplified by 9.9% year-to-date increase in natural graphite prices (Benchmark Mineral Intelligence, June 2024), increasing demand for anode materials in the Western World, announced 25% US tariff on Chinese imports, and sustained growth (20%) in global EV sales (Rho Motion, July 2024).
»	Reappointment of the Directors and adoption of all resolutions submitted at the Company’s Annual General and Special Meeting of Shareholders.
»	Twelve-month rolling total recordable injury frequency rate of 2.57 and severity rate of 0 at the Company’s facilities; and no major environmental incidents.
»	Period-end cash position of $73,876.

BUSINESS LINES

Striving to establish a local, carbon-neutral, and traceable turnkey supply of graphite-based advanced materials for the Western World, the Company is advancing an integrated business operation, from responsible mining to advanced manufacturing. NMG is extracting and processing natural flake graphite to produce active anode material in its demonstration plants, an essential component in lithium-ion batteries used in EVs, energy storage solutions, and consumer technology applications.

Management Discussion and Analysis	7

The Company is carrying out a phased-development plan for its Matawinie Mine and Bécancour Battery Material Plant (respectively, with the applicable demonstration plants, the “Matawinie Mine Project” and “Bécancour Battery Material Plant Project”) to derisk its projects and advance towards commercial operations. To support growth and meet customers’ demand beyond its Phase 2, the Company is planning the development of the Uatnan Mining Project targeted as NMG’s Phase-3 expansion.

Matawinie Mine Project
Phase 1: Matawinie Mine Demonstration Plant
Concentrator Demonstration Plant	In production.
Phase 2: Matawinie Mine	Groundworks completed; concrete-ready in preparation for launch of construction. Detailed engineering, construction planning, and procurement strategy advancing diligently.
Bécancour Battery Material Plant Project
Phase 1: Battery Material Demonstration Plants
Shaping Demonstration Plant	In production.
Purification Demonstration Plant	In production.
Coating Demonstration Plant	Batch testing in view of production ramp-up.
Phase 2: Bécancour Battery Material Plant	Preliminary works is ongoing. Active engineering based on Anchor Customers’ specifications underway to update operational parameters and optimize CAPEX in view of FID.
Uatnan Mining Project
Phase 3: Uatnan Mining Project	PEA completed; detailed work plan for subsequent studies ready for deployment. Assessment of potential sites for processing plants initiated.

MATAWINIE MINE PROJECT

NMG is advancing the development of its flagship Matawinie graphite property, in which the Company owns a 100% interest, to produce about 103,000 tonnes per annum (“tpa”) of graphite concentrate over the 25-year life of mine.

Matawinie Mine Demonstration Plant (Phase 1)

Since 2018, the Company has been operating a concentrator demonstration plant to qualify the Company’s graphite products, improve processes ahead of commercial operations, train employees, and test innovative technologies of tailings management and site restoration.

Matawinie Mine (Phase 2)

Following the issuance of the governmental decree authorizing the project, NMG carried out early works as of 2021 to prepare the site for the mine industrial platform and the access road connecting the project to the local highway. The site is now concrete-ready in preparation for the upcoming construction once FID is reached.

Management Discussion and Analysis	8

The Company is advancing an integrated project team (“IPT”) model where NMG’s owner team is assisted by strategic partners in engineering, procurement, construction management and project controls. The IPT strategy offers several advantages, including greater control over the project's direction as well as reduced project management and engineering costs.

»	Detailed engineering is progressing with key engineering firms.
»	NMG’s project team is working closely with its construction manager to prepare key deliverables for the pre-construction phase, including a detailed construction sequence and schedule, the contracting strategy, as well as health and safety, environment, and quality programs.
»	Updated cost projections reflecting the advancement in engineering, cost optimization, and construction planning are being prepared for the updated integrated feasibility study underway.
»	Permit/authorization applications for the upcoming construction are being submitted in line with the project execution schedule.

The Company is reporting progress on the development of zero-emission equipment for the Matawinie Mine on the basis of strategic agreements with Caterpillar. Site visits, prototypes demonstrations and modeling solutions inform dynamically NMG’s electrification plans and the development of an integrated tailored solution for the Matawinie Mine covering the fleet, charging infrastructure and operating site management.

The final path for the dedicated powerline set to connect the Matawinie Mine to Hydro-Québec’s hydropower network for enabling the full electrification of the Matawinie Mine was reviewed and approved by the regulatory authorities. Hydro-Québec, which NMG has mandated to build and operate the 120-kV electrical line, is now actively updating execution plans, engagement with landowners and construction schedules. The powerline is set to be operational in time for the Matawinie Mine commissioning phase.

BÉCANCOUR BATTERY MATERIAL PLANT PROJECT

The Company’s planned Bécancour Battery Material Plant constitutes NMG’s comprehensive advanced manufacturing platform for graphite refining. It is set to produce about 43,000 tpa of active anode material plus other specialty products.

Battery Material Demonstration Plants

The Company is producing active anode material samples as per its Anchor Customers’ and other potential customers’ specifications via its commercial-scale equipment modules. In addition to supporting commercial engagement, production at Phase-1 facilities enables technological optimization of advanced manufacturing processes and advancement of engineering, vendor selection for Phase-2 equipment, and refinement of operational parameters.

Bécancour Battery Material Plant

NMG is carrying over the same IPT execution strategy for the construction of its Phase-2 Bécancour Battery Material Plant as for the Matawinie Mine.

»	NMG’s project team is working closely with its Construction Manager to prepare key deliverables for the pre-construction phase, including a detailed construction sequence and schedule, the contracting strategy, as well as health and safety, environment, and quality programs.
»	Tree clearing and on-site road construction activities are ongoing.
»	Permit/authorization applications for the upcoming construction are being submitted in line with the project execution schedule.

The Company is currently updating production parameters, engineering and cost projections for the Phase-2 Bécancour Battery Material Plant in line with its Anchor Customers’ specifications. The exercise supports a review of the feasibility study results for its integrated ore-to-anode-material Phase 2. Outputs will support project financing in view of FID.

Management Discussion and Analysis	9

UATNAN MINING PROJECT

Leveraging the Lac Guéret Property, now wholly-owned by NMG, the Uatnan Mining Project is being planned with a focus on battery material feedstock to support current commercial discussions and favorable market conditions, with a targeted production of approximately 500,000 tpa of graphite concentrate over a 24-year life of mine, based on the preliminary economic assessment published in 2023 in accordance with NI 43-101 (the “PEA”)

On the basis of its positive PEA, NMG has mapped out a detailed workplan to enable the preparation of a feasibility study, including on-site fauna and flora inventories, geological surveys, environmental studies, impact assessment, stakeholder consultation, etc.

»	An initial technical and economic planning study covering camp and logistics requirements is currently being carried out by a local engineering firm to inform next steps.

The Company has initiated the assessment of industrial sites for the establishment of battery material plants to refine the future Uatnan graphite concentrate production, including in Québec, Europe and the U.S., close to its potential customer base.

COMMERCIAL STRATEGY

SALES

In addition to offtake agreements signed with Anchor Customers Panasonic Energy and GM, NMG is actively engaged with other tier-1 potential customers for offtake agreement(s) on the balance of its Phase-2 active anode material production accompanied by strategic investments. The Company’s Phase-1 operations support technical marketing and product qualification efforts with said manufacturers.

PARTNERSHIPS, RESEARCH AND DEVELOPMENT

In June 2024, NMG was awarded a $500 research grant from the Québec Ministry of Natural Resources to develop a versatile next-generation active anode material that meets the highest performance standards without sacrificing production yield. The grant directly supports NMG’s research and development portfolio to refine its line of specialty products targeting innovation, reduced environmental footprint, and increased competitiveness.

MARKET UPDATE

Following a period of pressured market conditions, Q2-2024 generated a 9.9% year-to-date increase in natural graphite pricing according to Benchmark Mineral Intelligence’s index (June 2024). The anode material market is experiencing a steady rise in demand, matched by incremental expansions in production capacities, especially outside of China. Long-term growth is bolstered by investments in ex-China natural anode material capacity and recently announced 25% US tariff on Chinese natural graphite imports starting in 2026.

Looking ahead, a sustained deficit in active anode material supply is anticipated to drive prices higher, with the market expected to enter a prolonged deficit phase from 2029 onward. Demand for active anode materials is projected to reach approximately 1.37 million tonnes in 2024, a 32% increase from 2023 (Benchmark Mineral Intelligence, July 2024). The market is largely driven by EVs, and secondarily by energy storage systems and portable electronics.

Despite signs of a potential slowdown in EV adoption, the industry, particularly for major automakers like Hyundai, Kia and Ford, showed robust growth with sales surging between 56% and 86% year-over-year (Bloomberg, May 2024). In the first half of 2024, global EV sales reached 7 million units, marking a 20% increase in comparison with the same period last year (Rho Motion, July 2024).

Management Discussion and Analysis	10

Market conditions remain favorable to NMG’s business strategy, especially with long-term incentives and trade instruments from Western governments targeting onshoring and friendshoring of battery materials.

RESPONSIBILITIES

On a foundation of accountability with a view to contributing to global sustainability goals, NMG publishes an annual ESG Report to present its governance of material topics, disclose its performance, and highlight significant milestones and targets. The Company is committed to engaging in this transparency exercise yearly to provide its stakeholders with a comprehensive set of data on its ESG performance. The 2023 ESG Report was issued on May 15, 2024, and is available on NMG’s website.

For the twelve-month rolling period ended June 30, 2024, NMG reported a total recordable injury frequency rate of 2.57 and severity rate of 0 at the Company’s facilities. There were no environmental incidents during this period.

The Company has consulted and continues to engage with First Nations, communities and key stakeholders as it develops its projects.

»	Discussions between NMG and the Atikamekw First Nation of Manawan are progressing well toward the adoption of an Impact and Benefit Agreement for the Matawinie Mine in line with the two previously signed agreements.
»	NMG is also engaged in an open dialogue with the W8banaki First Nation; territory guardians were consulted prior to preliminary works on NMG’s Bécancour land.

GOVERNANCE

LEADERSHIP

At the Company’s Annual General and Special Meeting of Shareholders held on June 27, 2024, each of the eight nominees were reappointed as Directors of NMG. Shareholders also adopted all other resolutions submitted for their approval, including the appointment of PricewaterhouseCoopers LLP as the auditors of the Company to hold office until the close of the next annual meeting of the Company and the authority given to directors to set its compensation, and the ratification and confirmation of the stock option plan of the Company.

The Board of Directors has reorganized and renamed certain standing committees to better align with prevalent corporate governance rules and best practices. The following committees support the Board of Directors activities: the Audit Committee, the Human Resources Committee, the Governance Committee, the ESG Committee, and the Projects and Development Committee. Charters are available on the Corporation’s website at www.NMG.com.

RISKS

The Company operates in an industry that contains various risks and uncertainties. For a more comprehensive discussion of these inherent risks, see “Risk Factors”’ in the Company’s most recent annual information form on file on the Company’s profile on SEDAR+ and on EDGAR.

FINANCING

On May 2, 2024, the Company closed a private placement of 18,750,000 Common Shares and 18,750,000 Warrants with Mitsui and Pallinghurst to surrender and cancel their convertibles notes dated November 8, 2022, for a total value of US$37,500, on the same pricing and other terms as the Tranche 1 Investment from Panasonic and GM. The private placement was approved by the TSX Venture Exchange under Policy 5.9 – Protection of Minority Security Holders in Special

Management Discussion and Analysis	11

Transactions and NMG shareholders as per requirements of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“MI 61-101”) during a shareholders meeting held on May 1, 2024.

NMG continues to advance financing efforts for the development of its fully vertically integrated Phase-2 operations, combining the Bécancour Battery Material Plant and Matawinie Mine. The review of the 2022 feasibility study results underpins active discussions with multiple governmental agencies and programs, strategic investors, and lenders with a view of firming up a robust capital structure that leverages the most advantageous conditions, including fiscal incentives.

»	The Company has mandated an external tax specialist firm to analyze and optimize the eligibility of its Phase-2 CAPEX in regard to the new Canadian Investment Tax Credit for Clean Technology Manufacturing announced in the 2023 budget, a refundable tax credit of up to 30% of eligible capital expenditures.

Management Discussion and Analysis	12

QUARTERLY RESULTS

During the three-month period ended June 30, 2024, the Company recorded a net loss of $11,082 (net income of $1,264 in 2023), a basic and diluted loss per share of $0.10 (a basic earnings per share of $0.02 and diluted loss per share of $0.02 in 2023).

Description	Q2-2024	Q1-2024	Q4-2023	Q3-2023
	(note a)	(note b)	(note c)	(note d)
	$	$	$	$
Revenue	—	—	—	—
Net loss (income)	11,082	32,237	16,575	15,526
Basic loss (earnings) per share	0.10	0.43	0.27	0.26
Diluted loss (earnings) per share	0.10	0.43	0.27	0.26

Description	Q2-2023	Q1-2023	Q4-2022	Q3-2022
	$	$	$	$
Revenue	—	—	—	—
Net loss (income)	(1,264)	25,146	4,836	12,765
Basic loss (earnings) per share	(0.02)	0.45	0.09	0.23
Diluted loss (earnings) per share	0.02	0.45	0.13	0.23

a)	The net loss in Q2-2024 increased by $12,346 compared to Q2-2023 mainly due to the progress of engineering studies for the Phase-2 Bécancour Battery Material Plant, increased vesting expenses of stock options due to additional options granted to key employees that vest upon FID, a gain of $16,529 in 2023 (nil in 2024) related to the fair value revaluation of the embedded derivatives partially offset with the loss on the convertible notes settlement of $7,548 in 2024 (nil in 2023).
b)	The net loss in Q1-2024 increased by $7,091 compared to Q1-2023 mainly due to the $18,625 expense recorded in the consolidated statement of loss and comprehensive loss related to the acquisition of the Lac Guéret Property from Mason, increased engineering and depreciation expenses representing $2,576 for the Bécancour Battery Material Plant Project segment, partially offset by a $5,955 gain related to the fair value revaluation of the derivative warrant liability in Q1-2024. However, this was also offset with the $10,041 loss related to the fair value revaluation of the embedded derivatives of the convertible notes in Q1-2023 (nil in Q1-2024).
c)	The net loss in Q4-2023 increased by $11,739 compared to Q4-2022 mainly due to a gain of $11,199 in the fourth quarter of 2022 related to the fair value adjustment of the embedded derivatives on the convertible notes.
d)	The net loss in Q3-2023 increased by $2,761 compared to Q3-2022 mainly due to an increase in operational expenses following the commissioning of the Coating Demonstration Plant and Shaping Demonstration Plant during the second quarter of 2023, followed with an increase of $644 in connection with the ramp-up of engineering work for the Phase-2 Bécancour Battery Material Plant. Those increases were slightly offset by a decrease in Director & Officer (“D&O”) insurance fees.

Management Discussion and Analysis	13

SECOND QUARTER AND HALF YEAR RESULTS

EXPLORATION AND EVALUATION EXPENSES

	For the three-month periods ended		For the six-month periods ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Wages and benefits (a)	1,023	776	2,073	1,591
Share-based compensation	385	121	524	200
Consulting fees (b)	22	1,425	43	1,600
Materials, consumables, and supplies	185	178	336	344
Maintenance and subcontracting	176	72	288	276
Geology and drilling	—	8	—	8
Utilities	91	92	180	196
Depreciation and amortization	65	64	128	137
Other	68	68	110	133
Uatnan Mining Project (c)	7	4	18,654	99
Grants	(9)	(24)	(26)	(78)
Tax credits	(170)	(44)	(244)	(119)
Exploration and evaluation expenses	1,843	2,740	22,066	4,387

a)	The increase of $482 in wages and benefits for the six-month period ended June 30, 2024, is mainly due to new hires to support operations.
b)	The decrease of $1,403 and $1,557 in consulting fees for the three and six-month periods ended June 30, 2024, respectively, is mainly due to the definitive agreement signed with Caterpillar in 2023.
c)	The increase of $18,555 for the six-month period ended June 30, 2024, is due to the acquisition of the Lac Guéret Property on January 31, 2024. For more details on the accounting treatment of this transaction, refer to note 11 of the condensed consolidated interim financial statements.

Management Discussion and Analysis	14

BATTERY MATERIAL PLANT PROJECT EXPENSES

	For the three-month periods ended		For the six-month periods ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Wages and benefits (a)	1,414	1,058	2,684	1,966
Share-based compensation	211	74	270	149
Engineering (b)	3,743	1,524	6,362	3,043
Consulting fees	243	343	400	546
Materials, consumables, and supplies	525	512	1,191	1,112
Maintenance and subcontracting	477	480	1,139	876
Utilities	91	82	279	296
Depreciation and amortization (c)	2,401	1,600	4,896	2,621
Other	85	57	140	91
Grants	(134)	(231)	(257)	(468)
Tax credits	(105)	(334)	(339)	(334)
Battery Material Plant project expenses	8,951	5,165	16,765	9,898

a)	The increase of $356 and $718 in wages and benefits for the three and six-month periods ended June 30, 2024, respectively, is mainly due to the new hires made to support operations at the Purification Demonstration Plant and to support the activities of the Phase-2 Bécancour Battery Material Plant.
b)	The increase of $2,219 and $3,319 in engineering expenses for the three and six-month periods ended June 30, 2024, respectively, is due to the progression of engineering studies, construction planning activities, and the refinement of operational parameters to support the advancement of the Phase-2 Bécancour Battery Material Plant.
c)	The increase of $801 and $2,275 for the three and six-month periods ended June 30, 2024, respectively, is mainly due to the depreciation expenses related to the Coating Demonstration Plant and a second unit for the Shaping Demonstration Plant, both being placed in service during the second quarter of fiscal year 2023.

Management Discussion and Analysis	15

GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month periods ended		For the six-month periods ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Wages and benefits	1,767	1,637	3,630	3,699
Share-based compensation (a)	1,992	610	2,649	1,039
Professional fees (b)	673	381	2,108	1,413
Consulting fees (c)	425	698	889	1,453
Travelling, representation and convention	332	347	452	557
Office and administration (d)	1,383	1,866	2,925	4,092
Stock exchange, authorities, and communication	199	125	283	251
Depreciation and amortization	59	62	120	125
Loss on asset disposal	—	5	—	5
Other financial fees	5	6	8	12
Grants	—	—	(46)	—
General and administrative expenses	6,835	5,737	13,018	12,646

a)The increase in share-based compensation expenses of $1,382 and $1,610 for the three and six-month periods ended June 30, 2024, respectively, is due to additional options granted to key employees in April 2024 that vest upon a positive FID.
b)The increase in professional fees of $695 for the six-month period ended June 30, 2024, is mostly due to legal fees attributable to the warrants in the private placement with GM and Panasonic closed in February 2024, and the private placement with Mitsui and Pallinghurst closed in May 2024. For more details on the accounting treatment of these transactions, refer to note 9 of the condensed consolidated interim financial statements.
c)The decrease in consulting fees of $273 and $564 for the three and six-month periods ended June 30, 2024, respectively, is mostly due to increased activities in connection with technical audits and due diligence processes for potential lenders in 2023.
d)The decrease in office and administration fees of $483 and $1,167 for the three and six-month periods ended June 30, 2024, respectively, is mainly due to lower D&O insurance fees.

NET FINANCIAL COSTS

The decrease of $5,480 in financial costs for the six-month period ended June 30, 2024, is mainly due to the gain of $20,565 related to the fair value revaluation of the derivative warrant liability. This was partially offset by the loss on the settlement of convertible notes of $7,548 following the completion of the private placement with Mitsui and Pallinghurst on May 2, 2024, combined with the gain of $6,488 related to the fair value revaluation of the embedded derivatives of the convertible notes in 2023 (nil in 2024).

LIQUIDITY AND FUNDING

As at June 30, 2024, the difference between the Company’s current assets and current liabilities was $36,823, including $73,876 in cash and cash equivalents.

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Management Discussion and Analysis	16

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

As at June 30, 2024, the Company’s short-term liabilities totalling $43,433 ($65,608 as at December 31, 2023) have contractual maturities of less than one year and are subject to normal trade terms, except for the convertibles notes that are convertible into units and the derivative warrant liability, which entitle the holder to acquire common shares. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

				As at June 30, 2024
	Carrying	Contractual	Remainder of	Year	Year	2027 and
	amount	cash flows	the year	2025	2026	Onward
Accounts payable and other	10,699	10,699	10,699	—	—	—
Lease liabilities	1,897	2,184	271	536	358	1,019
Borrowings	1,135	1,275	150	300	300	525
Convertible Notes – Host[i]	14,615	17,109	—	17,109	—	—

[i]The Convertible Note is converted at the spot rate as at June 30, 2024.

For the six-month period ended June 30, 2024, the Company had an average monthly cash expenditure rate of approximately $4,548, including additions to property, plant and equipment, deposits to suppliers and all operating expenses. This expenditure rate can be adjusted to preserve liquidity. The Company anticipates it will continue to have negative cash flows from operating activities in future periods at least until commercial production is achieved. Significant additional financing will be needed to bring the Matawinie Mine and the Bécancour Battery Material Plant to commercial production.

	For the six-month periods ended
Cash flows provided by (used in)	June 30, 2024	June 30, 2023
	$	$
Operating activities before the net change in working capital items	(23,013)	(21,451)
Net change in working capital items	(488)	1,470
Operating activities	(23,501)	(19,981)
Investing activities	(3,784)	(6,487)
Financing activities	64,830	26,716
Effect of exchange rate changes on cash and cash equivalents	(1)	(324)
Increase (decrease) in cash and cash equivalents	37,544	(76)

OPERATING ACTIVITIES

For the six-month period ended June 30, 2024, cash outflows from operating activities totalled $23,501, while cash outflows totalled $19,981 for the same period in 2023. The cash outflows were higher due to a greater net loss as described in the above sections and a negative variance in the net change in working capital items of $488. Further details regarding the net change in working capital items are provided in note 15 of the condensed consolidated interim financial statements.

Management Discussion and Analysis	17

INVESTING ACTIVITIES

For the six-month period ended June 30, 2024, cash used in investing activities totalled $3,784 whereas for the same period in 2023 investing activities totalled $6,487. The variance is mainly due to timing of accounts payable payments related to property, plant, and equipment acquisitions. This was partially offset by higher grants cashed in connection with the coating demonstration plant in 2023.

FINANCING ACTIVITIES

For the six-month period ended June 30, 2024, the Company had net cash receipts related to financing of $64,830 whereas for the same period in 2023, cash inflow related to financing activities totalled $26,716. The variance is mainly due to the closing of the private placement with GM and Panasonic for gross proceeds of $67,870.

ADDITIONAL INFORMATION

RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	For the three-month periods ended		For the six-month periods ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Key management compensation
Employee benefit expenses	570	535	1,120	1,250
Share-based payments	1,419	318	1,856	425
Board fees	224	223	447	452

During the six-month period ended June 30, 2024, the Company incurred interest fees to Mitsui, Investissement Québec, and Pallinghurst. For more details, refer to note 8 of the condensed consolidated interim financial statements.

OFF-BALANCE SHEET TRANSACTIONS

There are no off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS

Refer to note 3, 4 and 5 in the condensed consolidated interim unaudited financial statements for the three and six-month periods ended June 30, 2024, and notes 3, 4, and 5 in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Refer to note 17 in the condensed consolidated interim unaudited financial statements for the three and six-month periods ended June 30, 2024.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Refer to note 18 in the condensed consolidated interim unaudited financial statements for the three and six-month periods ended June 30, 2024.

Management Discussion and Analysis	18

CAPITAL STRUCTURE

As at August 14, 2024
Common shares	112,553,651
Options	8,192,500
Warrants	43,750,000
Warrants - Convertible Notes	2,500,000
Convertible Notes	2,500,000
Other reserves - settlement of interests on Convertible Notes	762,785
Fully diluted	170,258,936

SUBSEQUENT EVENTS TO June 30, 2024

There are no subsequent events to report.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

The Company is required to comply with National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The certification of interim filings requires us to disclose in the MD&A any changes in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. We confirm that no such changes were made to the internal controls over financial reporting during the three and six-month periods ended June 30, 2024. The Chief Executive Officer and Chief Financial Officer have signed form 52-109F1, Certification of Annual Filings, which can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Additional information on the Company is available through regular filings of press releases, financial statements, and the most recent annual information form on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov.). These documents and other information about NMG may also be found on our website at www.nmg.com.

August 14, 2024

/s/ Eric Desaulniers	/s/ Charles-Olivier Tarte
Eric Desaulniers, géo., M.Sc.	Charles-Olivier Tarte, CPA
President and Chief Executive Officer	Chief Financial Officer

Management Discussion and Analysis	19